SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*

Alcentra Capital Corporation
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(Name of Issuer)

Common Stock ($0.01 par value)
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(Title of Class of Securities)

01374T102
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(CUSIP Number)

December 31, 2015
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kemper Corporation 95-4255452
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) [ ] (a) [ ] (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 879,018
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 879,018
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,018
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.		TYPE OF REPORTING PERSON (see instructions) HC, CO

1.		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Trinity Universal Insurance Company 75-0620550
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) [ ] (a) [ ] (b)
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 879,018
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 879,018
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,018
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12.		TYPE OF REPORTING PERSON (see instructions) IC, CO

Item 1(a). Name of Issuer:

Alcentra Capital Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

200 Park Avenue, 7th Floor
New York, New York 10166

Item 2(a). Name of Person Filing:

Kemper Corporation
Trinity Universal Insurance Company

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal office of Kemper Corporation is:
One East Wacker Drive
Chicago, Illinois 60601

The address of the principal office of Trinity Universal Insurance Company is:
12790 Merit Drive, Suite 400
Dallas, TX 75251

Item 2(c). Citizenship:

See Item 4 of each cover page.

Item 2(d). Title of Class of Securities:

Common Shares of Issuer

Item 2(e). CUSIP Number:

01374T102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check Whether the Person Filing is a:

(a)    [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)    [x] Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)    [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    [ ] An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);

(g)    [x]    A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h)    [ ] A savings association as defined in Section 3(b) of the Federal Deposit     Insurance Act (12 U.S.C. 1813);

(i)    [ ] A church plan that is excluded from the definition of an investment company     under Section 3(c)(14) of the Investment Company Act of 1940;

(j)    [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)    Percent of class: See Item 11 of each cover page.

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

The subsidiary of Kemper Corporation that acquired the Common Shares is Trinity Universal Insurance Company.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2016
Date

KEMPER CORPORATION

By: /s/ JOHN M. BOSCHELLI
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Name: John M. Boschelli
Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By: /s/ JOHN M. BOSCHELLI
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Name: John M. Boschelli
Title: Assistant Treasurer

EXHIBITS

Title	Exhibit Number
Joint Filing Agreement	1